Exhibit 99.2

SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE ON SABRETOOTH AND STATE GC #2

Perth 0700 hours June 30 2008

SABRETOOTH PROSPECT (DAVIS BINTLIFF#1) (Working Interest 12.5%, Net Revenue Interest 9%)

As previously reported, the Sabretooth prospect has begun its evaluation through the drilling of a well named the Davis Bintliff #1 in Brazoria County, Texas. This well spudded on June 18th, 2008 and, as of today at 0600 hours, was drilling ahead at 4,000 feet. The well is being deviated to a subsurface target 14,600 feet true vertical depth and 15,655 feet measured depth to the north east of the surface location, the measured depth to the top of the Vicksburg target is 14,905 feet being a true vertical depth of 13,610 feet. It is expected that the target will be intersected mid to late August.

STATE GC#2 (Working Interest 37%, Net Revenue Interest 28.3%)

When the State GC #2 well was logged three potential pay intervals where determined as follows:

Lower part of the Lower Leonard (54 feet of perforated pay);

Upper part of the Lower Leonard (39 feet of perforated pay); and

Bone Springs Formation (189 feet of potential pay requiring evaluation)

Completion operations have been designed to test each of these intervals sequentially to ensure that when the well is finally completed, the contribution from each zone can be quantified and that if any water flow is encountered, it can be indentified and if necessary remediated.

The deepest part of the Lower Leonard has been stimulated and has been pump tested over the interval of 11,347 feet to 11,470 feet during the past 7 days. Installation of a beam lift pumping unit has realized an average hydrocarbon production of 20 bopd and 50 mscfd from this zone.

Operations are underway to perforate and acidize upper Lower Leonard hydrocarbon bearing reservoir over the interval of 11,163 feet to 11,304 feet. Following an acid stimulation, both zones will be pump tested.

Following this test it is expected that the Bone Springs Formation pay zone will be added to the completion and tested.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or continuing problems with lost circulation or other unanticipated difficulties could delay those events and change those expectations. The oil rates that have been measured thus far in the completion may not reflect a long term established rate for this zone.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.